PEYTO

Energy Trust

Peyto's Copy

06012238

March 27, 2006

SEC MAIL PROCESSING RECEIVED APR 0 3 2006 WASH, D.C. 185

RECEIVED 2006 MAR 31 P 1:23 OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Securities and Exchange Commission
Judiciary Plaza, 450 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madame:

Re: Peyto Energy Trust (the "Trust")
File No. 34773
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 193, as amended, enclosed is a copy of the Trust's "Peyto Energy Trust announces 2005 United States Tax Information"dated March 20, 2006. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

Peyto Energy Trust

Jennifer Sharp
Administrative Coordinator

PROCESSED
APR 0 6 2006
THOMSON
FINANCIAL

Mbb

Encl.

G:\054822\0019\US 12g App\US Reg 12g3 Letter of App 01.doc

Suite 2900, 450 - 1st Street S.W., Calgary, Alberta T2P 5H1 Telephone: (403) 261-6081 Fax: (403) 261-8976

NEWS RELEASE

MARCH 20, 2006 **SYMBOL: PEY.UN - TSX**

PEYTO ENERGY TRUST ANNOUNCES 2005 UNITED STATES TAX INFORMATION

CALGARY, ALBERTA - Peyto Energy Trust ("Peyto") is pleased to announce the 2005 tax information for unitholders in the United States.

For the 2005 taxation year, Peyto Energy Trust has made the election to be treated as a corporation for United States ("U.S.") income tax purposes. As a corporation, we believe we will also be considered a Qualified Foreign Corporation ("QFC") for U.S. income tax purposes. The taxable portion of the trust distributions for U.S. income tax purposes is determined based upon Peyto's current and accumulated earnings & profits ("E&P") as determined in accordance with U.S. income tax law.

With respect to cash distributions paid in 2005 to United States unitholders, 75.34% percent would be reported as qualified dividends and 24.66% percent would be reported as non-taxable return of capital.

We encourage you to actively visit Peyto's website located at www.peyto.com. For further information, please contact Donald T. Gray, President and Chief Executive Officer of Peyto at (403) 261-6077.

Certain information set forth in this document, including management's assessment of Peyto's and the Trust's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's and the Trust's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto and the Trust will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.